SEALSQ CORP

Avenue Louis-Casai 58

Cointrin

Switzerland

DRAFT - August 23, 2024

Mr. Bradley Ecker

Mr. Evan Ewing

Division of Corporation Finance

Office of Manufacturing

100 F Street, N. E.

Washington, D.C.

20549

Re:	SEALSQ Corp Post-Effective Amendment No. 4 to Registration Statement on Form F-1 Submitted July 31, 2024 (File No. 333-276877) CIK No. 0001951222

Dear Mr. Ecker and Mr. Ewing:

This letter responds to the letter dated August 19, 2024 (the “Comment Letter”) containing comments from the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) resulting from the Staff’s review of the Post-Effective Amendment No. 4 to Registration Statement on Form F-1 of SEALSQ Corp (the “Company,” or “we”) initially submitted to the Commission on July 31, 2024 (the “Initial Registration Statement”).

BUSINESS

General

Post Effective Amendment No. 4 to Form F-1 filed July 31, 2024

General

1. Refer to your disclosure on page 11 that the “expected role of SEALSQ Corp in the SEALCOIN project is to provide research and development expertise” and to your response to prior comment 2 that you intend to enter into an agreement to be reimbursed for the time spent by research and development staff on future support of the SEALCOIN project. We also note new disclosure on page 11 that such future support is expected to be related to the integration of the Company’s hardware and firmware into the SEALCOIN platform under development. Please advise us in greater detail of the expected elements of this future support of SEALCOIN to be provided by SEALSQ. Also, in light of this future SEALCOIN support, provide an updated response to comments 1-4 of our letter dated June 17, 2024 including a current analysis supporting the assertion in your letter dated July 2, 2024 that you did not believe at that time that it was appropriate to respond to such comments with the requested disclosures and risk factors relating to SEALCOIN because SEALCOIN development was expected to be moved to WISeKey International Holding AG with the only expected role of SEALSQ in the SEALCOIN project being the sale of chips to SEALCOIN AG. Lastly, please provide an update on the timing of the incorporation of SEALCOIN AG and on the timing and terms of the related agreements.

Response:

In response to the Staff’s comments, the Company respectfully informs the Staff that SEALCOIN AG was incorporated on August 6, 2024 in Switzerland (the date of entry in commercial register in the Canton of Zug). SEALCOIN AG is a wholly owned subsidiary of WISeKey, and SEALSQ does not own any equity interest in SEALCOIN.

The SEALCOIN Proof of Concept (PoC) was completed on July 26, 2024 – a Machine-to-Machine communication framework for an IoT ecosystem, transferring a payment for a service, using a dedicated token, and executed on a third-party Decentralized Ledger Technology--HEDERA. Following the successful completion of this initial PoC and the incorporation of SEALCOIN AG, the SEALCOIN project was moved from WISeKey to SEALCOIN AG.

SEALSQ Corp will not create, sell, commercialize or promote the tokens that are part of the SEALCOIN project. SEALSQ Corp provided R&D support (based on its semiconductor and PKI expertise) for the SEALCOIN PoC, for which it will be reimbursed by SEALCOIN AG (using commercial rates based upon those charged by its design partners in other projects.) Based on this R&D, SEALSQ Corp has blockchain-enabled its chips so that these chips can be used by potential customers on the SEALCOIN platform.

R&D reimbursement and semiconductor supply agreements are in the process of negotiation. We currently do not consider these agreements to be material from SEALSQ Corp’s perspective.

Going forward, SEALSQ Corp’s involvement in the SEALCOIN project is to sell the blockchain-enabled chips to SEALCOIN AG, or through SEALCOIN AG, for use by participants on the SEALCOIN platform. Any future SEALSQ Corp R&D for SEALCOIN-initiated developments is expected to be limited to new IoT PoCs involving SEALSQ Corp blockchain-enabled semiconductors and would be subject to R&D reimbursement by SEALCOIN AG or the purchaser(s) of the semiconductors.

Since the SEALCOIN semiconductor blockchain enablement PoC has been finalized, and SEALSQ Corp will not create, sell, commercialize or promote the tokens that are part of the SEALCOIN project, we believe that SEALSQ Corp does not need to provide a Securities Act Section 2(a)(1) analysis for the tokens.

Since the SEALCOIN semiconductor blockchain enablement PoC has been finalized, and SEALSQ Corp will not create, sell, commercialize or promote the tokens that are part of the SEALCOIN project, we have deleted references to the SEALCOIN project as a product of SEALSQ Corp in this registration statement and therefore we do not believe it is appropriate to add any additional disclosures relating to SEALCOIN at this time. We do plan to revise the Recent Developments section as follows:

SEALSQ announced that the responsibility for the development of the decentralized technology project “SEALCOIN” has been transferred to its parent company, WISeKey, as of June 27, 2024. While the SEALCOIN project was originally under development by WISeKey and SEALSQ as a collaborative ‘proof of concept’ (with the aim of assessing the practical potential of the concept), the parties concluded that the SEALCOIN platform and tokens would be developed by WISeKey (capitalizing on WISeKey’s cybersecurity expertise), whereas SEALSQ is to focus on the development of the related semiconductor technology hardware and firmware (capitalizing on SEALSQ’s semiconductor and PKI expertise).

WISeKey has informed us that organizationally the SEALCOIN project ~~will be~~has been housed in a Special Purpose Vehicle (SPV) ~~to be~~, named “SEALCOIN AG”, a Swiss company ~~in the process of being~~ incorporated by WISeKey~~. We have also been informed by WISeKey that the transfer of the development of SEALCOIN from WISeKey to SEALCOIN AG is expected to occur shortly after the incorporation of SEALCOIN AG is completed~~ on August 6, 2024.

The ~~current and expected~~ role of SEALSQ Corp in the SEALCOIN project ~~is~~ to provide research and development expertise ~~and to sell~~has been completed and the future role is expected to be as a supplier of secure semiconductors to or through SEALCOIN AG, with SEALCOIN AG as a distributor of those chips to B2B participants in the platform SEALCOIN AG will be developing. We have been informed by WISeKey that the ~~formal documentation for the~~  incorporation of SEALCOIN AG ~~has been submitted to~~was completed on August 6, 2024 with the Commercial Register in Zug, Switzerland, that ~~they expect SEALCOIN AG to be formally incorporated in early August 2024 (although this is subject to the timetable of the Commercial Register in Zug), and that~~ SEALCOIN AG is ~~expected to be~~ a subsidiary of WISeKey (with The Hashgraph Association as a strategic investor~~.~~), and that SEALSQ Corp is not, and does not intend to become, a shareholder in SEALCOIN AG.

The terms of the transfer will include SEALSQ being reimbursed at a commercial, arm’s length price for the time and materials allocated to the technological development of the hardware and firmware involved in the SEALCOIN project. This reimbursement is anticipated to be made ~~once~~following the incorporation of SEALCOIN AG ~~has been completed~~ and will be negotiated on an arm’s length basis using commercially available rates. The Company anticipates that it will sell semiconductors to SEALCOIN AG as the preferred supplier, with SEALCOIN AG acting as a distributor of SEALSQ chips to B2B participants in the SEALCOIN platform. The Company expects that this will increase the demand for SEALSQ semiconductors over time and position the Company advantageously against its competitors due to the current unique nature of this project.

Agreements between SEALSQ Corp and SEALCOIN AG are to be entered into reflecting the transfer and ongoing and future commercial terms ~~upon completion of the incorporation of SEALCOIN AG~~. The first such agreement will concern SEALSQ being reimbursed for the time spent by its research and development staff on the SEALCOIN project, covering time spent in past support ~~and future support,~~ on the SEALCOIN project (based upon R&D reimbursement rates in the Company’s currently existing agreements with its third-party customers). Any future R&D support to be provided by the Company for new SEALCOIN AG – initiated semiconductor IoT related Proofs of Concepts will be negotiated with SEALCOIN AG and is expected to be related to the ~~integration of the Company’s~~supply by the Company of chip-related hardware and firmware ~~into~~for use on the SEALCOIN platform under development. The Company anticipates that this contract will be negotiated on an arm’s length basis and that the work performed will be charged at a commercial rate for technological research and development based upon market equivalent rates. The second agreement will cover SEALSQ securing the rights to supply to SEALCOIN AG secure semiconductors for use in the sale of SEALCOIN products and services to the future clients of SEALCOIN AG. The Company anticipates that the terms of this contract will be negotiated on an arm’s length basis with factors such as price, payment terms and quantity discounts being based upon the Company’s currently existing agreements with its third-party customers and that the Company would be the preferred supplier of secure semiconductors to SEALCOIN AG.

In addition, we believe that related risks to SEALSQ associated with the SEALCOIN project are appropriately addressed in the following existing risk factor:

We are dependent on the successful launch of the SEALCOIN platform by WISeKey and SEALCOIN AG for us to realize the benefits from our collaboration with them.

The Company anticipates becoming the preferred supplier of semiconductors to SEALCOIN AG. In this role, SEALCOIN AG will distribute SEALSQ chips to B2B participants on its SEALCOIN platform. This strategic partnership is expected to significantly boost the demand for SEALSQ semiconductors over time. By leveraging the unique nature of this collaboration, we believe that the Company is in a position to gain a competitive edge on its competitors in the market. However, the success of this initiative is closely tied to the successful launch and adoption of the SEALCOIN platform. SEALSQ’s increased demand and market advantages are contingent upon SEALCOIN AG’s ability to effectively establish and grow its platform. The Company is therefore dependent upon SEALCOIN AG’s successful market entry and the seamless integration of SEALSQ chips within their ecosystem in order to realize the benefits of the collaboration. We believe that this collaboration holds great potential, but there are inherent business risks associated with the dependency on SEALCOIN’s launch.

We appreciate your comments and welcome the opportunity to discuss with you our response provided above. Please contact us at 011-41-22-594-3000 or via e-mail at cmoreira@sealsq.com/johara@sealsq.com or our outside legal counsel from Patterson Belknap Webb & Tyler LLP at 212-336-2301 or via e-mail at hhraspe@pbwt.com, if you have any questions or require additional information.

Respectfully,

SEALSQ Corp

By:
Name:	Carlos Moreira
Title:	CEO

By:
Name:	John O’Hara
Title:	CFO

cc: Herman H. Raspé. Esq. (Patterson Belknap Webb & Tyler LLP)